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SE 09042240)MMISSION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
DEC 30 2009
Washington, DC
122

SEC FILE NUMBER
8-25064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RAYMOND C. FORBES & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 BROAD STREET, 20TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRIC R. OBSBAUM **(212) 509-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **MARIE-REGINA FORBES**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RAYMOND C. FORBES & CO., INC.**, as of **SEPTEMBER 30, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538680
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2010.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

RAYMOND C. FORBES & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

RAYMOND C. FORBES & CO., INC.
FOR THE YEAR ENDED SEPTEMBER 30, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Raymond C. Forbes & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Raymond C. Forbes & Co., Inc. (the "Company") as of September 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond C. Forbes & Co., Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective October 1, 2008, the Company adopted accounting guidance relating to fair value measurements.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

December 14, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

RAYMOND C. FORBES & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

Cash and cash equivalents	$	59,877
Deposit held by clearing broker		101,210
Due from clearing broker		130,787
Securities owned, at market value		756,918
Receivable from brokers and dealers, less allowance for doubtful accounts of $60,404		792,964
Due from affiliate		48,402
Other assets		98,834
TOTAL ASSETS	$	1,988,992

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	1,076,625
Corporation income taxes payable		10,000
Deferred corporation income taxes payable		6,500
Total liabilities		1,093,125
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Common stock, no par value; 200 shares authorized, 105 shares issued and outstanding		275,000
Additional paid-in capital		5,724,560
Accumulated deficit		(5,103,693)
Total stockholders' equity		895,867
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,988,992

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Raymond C. Forbes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents include cash in bank accounts and deposits in money market funds.

Securities Transactions
Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense relating to customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC" or "Codification")
On September 30, 2009, the Company adopted FASB Statement No. 168, *The FASB Accounting Standards Codification and The Hierarchy of Generally Accepted Accounting Principles.* The Codification became the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Company has implemented the Codification in the financial statements by providing references to the ASC topics.

Fair Value Measurements
On October 1, 2008, the Company adopted ASC 820, *Fair Value Measurements and Disclosures*, for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company will not adopt ASC 820 until October 1, 2009, for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. The adoption of this guidance contained in ASC 820 did not have a material impact on the Company's financial statements. Management does not anticipate any material effect on the financial statements as result of the adoption of the additional guidance contained in ASC 820.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes, which are reflected in the financial statements. Deferred income taxes arise from temporary differences in the carrying value of stock received in the conversion of a NYSE membership.

Uncertain Tax Positions

In June 2006, the FASB released FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes.* FIN 48 has been codified primarily in ASC 740 and interprets the guidance in Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes.* When this portion of the guidance in ASC 740 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* As deferred by this guidance, the Company is not required to implement the aforementioned provisions of the guidance contained in ASC 740 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the accompanying financial statements.

Since these provisions have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance set forth in ASC 450, *Contingencies.* Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of September 30, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, *Subsequent Events*, which was primarily codified into ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of September 30, 2009. The Company has evaluated all events or transactions that occurred after September 30, 2009, up through the date that the financial statements were available to be issued on December 14, 2009, and determined that there are no subsequent events that are required to be disclosed or given effect in the accompanying financial statements.

NOTE 3. TRANSACTIONS WITH CLEARING BROKER, OTHER BROKERS AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers pursuant to a clearance agreement. The Company clears customer transactions with its clearing broker on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers and as a floor broker for the accounts of other brokers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities as prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2009, the Company had net capital of approximately $472,000, which exceeded its requirement of $59,157 by $413,000. At September 30, 2009, the Company's ratio of aggregate indebtedness to net capital was approximately 188%.

NOTE 5. SECURITIES OWNED

At September 30, 2009, securities owned consist of equity shares of one issuer.

NOTE 6. FAIR VALUE MEASUREMENTS

The accounting guidance relating to fair value measurements and disclosures was updated effective on October 1, 2008, for financial assets, financial liabilities, and all nonfinancial assets and liabilities that are recognized or disclosed at fair value in financial statements on a recurring basis at least annually. The updated guidance was effective for all other nonfinancial assets and liabilities on October 1, 2009. The guidance establishes a fair value hierarchy that prioritizes observable and nonobservable inputs used to measure fair value into three levels:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

At September 30, 2009, the Company's securities owned are considered to be Level 1 securities based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

NOTE 7. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan"). The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions, up to a maximum of 3% of an employee's compensation.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company has earned commission income from a company related through common ownership. The amount receivable from the affiliate amounted to $48,402 at September 30, 2009.

NOTE 9. CONCENTRATIONS

Cash equivalents, amounts due from clearing brokers and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

For the year ended September 30, 2009, the commission income of one of the Company's registered representatives amounted to 16% of commission income.